EXHIBIT 21.1
SUBSIDIARIES

Name	Percentage Ownership	Jurisdiction

Alkermes Controlled Therapeutics, Inc.	100%	Pennsylvania
Alkermes Controlled Therapeutics Inc. II	100%	Pennsylvania
Alkermes Development Corporation II	100%	Pennsylvania
Advanced Inhalation Research, Inc.	100%	Delaware
Alkermes Europe, Ltd	100%	United Kingdom
Alkermes Investments, Inc.	100%	Delaware
RC Royalty Sub LLC	100%	Delaware